UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________
SCHEDULE TO
(Amendment No.2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
 _______________________________
Bravo Brio Restaurant Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________________

Common Shares, no par value per share
(Title of Class of Securities)
________________________________

10567B109
(CUSIP Number of Class of Securities)
________________________________

James J. O'Connor
Chief Financial Officer, Secretary and Treasurer
Bravo Brio Restaurant Group, Inc.
777 Goodale Boulevard, Suite 100
Columbus, Ohio 43212
(614) 326-7944
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Carmen J. Romano, Esq.
Derick S. Kauffman, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104-2802
(215) 994-4000
________________________________

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$50,000,000	$5,810

(1)
Calculated solely for purposes of determining the filing fee. This amount is based on the offer to purchase up to $50,000,000 in value of common shares, no par value per share, of Bravo Brio Restaurant Group, Inc. at a price not greater than $14.50 per share and not less than $12.50 per share.

(2)
Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $5,810	Filing Party: Bravo Brio Restaurant Group, Inc.
	Form or Registration No.: Schedule TO-I	Date Filed: November 12, 2014

☐	Check the box if filing related solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d)(Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Bravo Brio Restaurant Group, Inc., an Ohio corporation (the “Company”), on November 12, 2014, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on December 11, 2014 (collectively, the "Schedule TO"), in connection with the Company’s offer to purchase for cash up to $50.0 million in value of its common shares, no par value per share (the “Shares”), at a price of not less than $12.50 nor greater than $14.50 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated November 12, 2014 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraphs at the end thereof:

"The Tender Offer expired at 12:00 midnight, New York City time, at the end of the day of December 10, 2014. The Company accepted for purchase 3,571,431 Shares at a purchase price of $14.00 per Share, for an aggregate cost of $50.0 million, excluding fees and expenses relating to the Tender Offer. These Shares represent approximately 19.1% of the total number of Shares issued and outstanding as of December 16, 2014.

The Tender Offer was oversubscribed and, pursuant to the terms of the Tender Offer, Shares properly tendered and not properly withdrawn at or below the purchase price of $14.00 per Share were accepted on a pro rata basis, except for tenders of odd lots, which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn pursuant to the terms of the Tender Offer. The proration factor for the Tender Offer, after giving effect to the priority for odd lots, is approximately 75.7%.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

"On December 17, 2014, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, New York City time, at the end of the day of December 10, 2014. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference."

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(E)	Press release issued by Bravo Brio Restaurant Group, Inc. on December 17, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bravo Brio Restaurant Group, Inc.

December 17, 2014	By:	/s/ James J. O’Connor
	Name:	James J. O’Connor
	Title:	Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(E)	Press release issued by Bravo Brio Restaurant Group, Inc. on December 17, 2014